Filed by Plains All American Pipeline, L.P.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Pacific Energy Partners, L.P.
Commission File No.: 1-31345

Pacific Energy Acquisition Conference Call

Monday, June 12, 2006

Chaired by

Greg L. Armstrong

Chairman and Chief Executive Officer

NOTICE: This transcript may contain references to non-GAAP financial measures.  For a presentation of the most directly comparable GAAP measures and a reconciliation of the two, please visit our website at www.paalp.com and click on the “Non-GAAP Reconciliation” button on the Investor Relations page.

Operator Introduction:  Welcome to Plains All American Pipeline’s Pacific Energy acquisition conference call. Before I introduce the participants this morning, I will briefly read certain required disclosures regarding today’s call.

Plains All American Pipeline, L.P. (which may be referred to as “Plains” or “PAA”) and Pacific Energy Partners, L.P. (which may be referred to as “Pacific” or “PPX”) will file a joint proxy statement/prospectus and other documents with the Securities and Exchange Commission in relation to this transaction. Investors and security holders are urged to read carefully the documents when they become available, because they will contain important information regarding Plains, Pacific and the merger. A definitive joint proxy statement/prospectus will be sent to security holders of Plains and Pacific seeking their approval of the transactions contemplated by the merger agreement. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about Plains and Pacific, without charge, at the SEC’s website at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained free of charge by directing a request to the respective partnerships as follows:  Information regarding Plains can be obtained by contacting its investor relations department at 713-646-4100 or by accessing its website at www.paalp.com, and information regarding Pacific can be obtained by contacting its investor relations department at 562-728-2871 or by accessing its website at www.pacificenergy.com.

Plains and Pacific and the officers and directors of their respective general partners may be deemed to be participants in the solicitation of proxies from their security holders. Information about these persons can be found in Plains’ and Pacific’s respective Annual Reports on Form 10-K and Form 10-K/A filed with the SEC, and additional information about such persons may be obtained from the joint proxy statement/prospectus when it becomes

Plains All American Pipeline, L.P.	Pacific Energy Acquisition Conference Call
333 Clay St., Ste. 1600	Phone: 713/646-4100 or 800/564-3036
Houston, TX 77002-4101	email: info@paalp.com

available.

During today’s call, the participants will provide forward-looking comments on the acquisition and PAA’s outlook. In doing so, they will use words such as “believe,” “estimate,” “expect,” “anticipate,” etc. The forward looking comments include statements regarding the timing and expected benefits of the business combination involving the Partnership and Pacific Energy Partners, including expected commercial and operational synergies over time and related additional anticipated cash flows, long-term stability and growth, expected acquisition multiple over time, future distribution increases and growth, anticipated integration timing, cost reductions, incremental margins, internal growth projects and platforms, anticipated growth capital expenditures, anticipated cost of capital benefits, expected long - term supply and demand trends, increased tariff and fee-based activities, pro forma capitalization and targeted credit profile, future issuances of debt and equity securities, and other objectives, expectations and intentions and other statements that are not historical facts.  These statements are based on the current expectations and estimates of the management of PAA and Pacific Energy and their general partners; actual results may differ materially due to certain risks and uncertainties. Although PAA, Pacific Energy and their general partners believe that such expectations reflected in such forward-looking statements are reasonable, they cannot give assurances that such expectations will prove to be correct.  For instance, although PAA and Pacific Energy have signed a merger agreement, there is no assurance that they will complete the proposed merger. The merger agreement will terminate if PAA and Pacific Energy do not receive the necessary approval of their unitholders, and also may be terminated if the parties fail to satisfy conditions to closing. Other risks and uncertainties that may affect actual results include PAA’s failure to successfully integrate the respective business operations upon completion of the merger or its failure to successfully integrate any future acquisitions; the failure to realize the anticipated cost savings, synergies and other benefits of the proposed merger; refinery downtime; unusual weather patterns; continued creditworthiness of, and performance by, counterparties; the effects of competition; the success of risk management activities; commodity price fluctuations; reductions in the production of, or demand for, crude oil that we purchase, gather or transport; releases of crude oil into the environment; fluctuations in the capital markets; regulatory changes; and other factors and uncertainties discussed in PAA’s and Pacific Energy’s filings with the Securities and Exchange Commission, including their Annual Reports on Form 10-K and Form 10-K/A for the year ended December 31, 2005.

During the call, the Partnership will use non-GAAP financial measures such as EBITDA (earnings before interest, taxes, depreciation and amortization). Net income and cash flow from operations are the most directly comparable GAAP measures to EBITDA. EBITDA may be reconciled to net income by subtracting from EBITDA depreciation, amortization and interest expenses.  Projected EBITDA and projected net income for the Partnership are included in this presentation and are reconciled in the slides accompanying this call. The Partnership will present projected EBITDA for PPX but will not present projected net income because all of the information necessary to do so is not available.  Future depreciation will be based on an independent valuation of the assets and liabilities to be acquired from PPX and interest expense will be based on our capital structure existing in the projected period.  Accordingly, the Partnership will not reconcile EBITDA to net income for PPX for forecasted periods because it is not practicable to do so. EBITDA is presented because the Partnership believes that it provides additional information with respect to both the performance of its fundamental business activities as well as its ability to meet future debt service, capital expenditures and working capital requirements.  The Partnership also believes that debt holders commonly use EBITDA to analyze the Partnership’s performance.

In addition, the Partnership encourages you to visit its website at www.paalp.com, in particular the section entitled “Non-GAAP Reconciliation,” which presents certain commonly used non-GAAP financial measures, such as EBITDA and EBIT, which may be used here today in the prepared remarks or in the Q&A session. This section also presents a reconciliation of those non-GAAP financial measures to the most directly comparable GAAP financial measures and includes a table of selected items that impact comparability with respect to the Partnership’s reported financial information. Any reference during today’s call to adjusted EBITDA, adjusted Net Income, and the like is a reference to the financial measure excluding the effect of selected items impacting comparability.

Today’s conference call will be chaired by Greg L. Armstrong, Chairman and CEO of Plains All American Pipeline. Additional participants from Plains All American are Harry Pefanis, President and COO, and Phil Kramer, EVP and Chief Financial Officer. Participating from Pacific Energy Partners is Irv Toole, Pacific’s President and CEO. I will now turn the call over to Mr. Greg Armstrong.

Armstrong:  Thank you, Operator, and welcome to everyone. Before I begin, I’d like to remind everyone that we will be using PowerPoint slides in conjunction with our call today. The slides are available for viewing or download at our website at www.paalp.com.  I would also note that our lengthy introduction is necessary to enable us to share what we believe is very helpful forward-looking information with respect to the combined entity.

This morning we announced that the Partnership has executed definitive agreements to acquire Pacific Energy Partners, L.P. in a transaction valued at approximately $2.4 billion, including the assumption of debt and estimated transaction costs. The boards of directors of PAA and PPX have each approved the terms of the transaction. The completion of the acquisition is subject to the approval of the unitholders of PAA and Pacific as well as customary regulatory approvals, including those under the Hart-Scott-Rodino Antitrust Improvements Act, certain state utility commissions and certain Canadian approvals. We currently expect the transaction to close near the end of 2006. Upon closing the transaction, we intend to recommend to our board of directors an increase in our cash distribution to $3.20 per unit on an annualized basis, which represents a 13% increase over our current distribution level of $2.83 per unit.

As you can see on slide 6, in order to provide you with updated information on Plains All American that would enable PAA and PPX unitholders to better assess the impact and merits of this combination, this morning we also furnished an 8-K that updated PAA’s stand-alone guidance for the second half of 2006.  In addition, the 8-K also provided preliminary Adjusted EBITDA guidance for 2007 that incorporates the full-year benefits of PAA’s 2006 acquisition activities as well as internal growth capital projects currently in progress, many of which are projected to make a meaningful contribution to PAA’s 2007 stand-alone operating and financial results.  The mid-point of our updated Adjusted EBITDA guidance for 2006 is approximately $466 million and the mid-point of our preliminary guidance for 2007 is approximately $500 million. This guidance does not include any contribution from the proposed transaction with Pacific.

Under the terms of the agreements, PAA will acquire from LB Pacific, LP and its affiliates the general partner interest and incentive distribution rights of Pacific Energy Partners as well as 2.6 million common units and 7.8 million subordinated units for a total of $700 million in cash.  In addition, PAA will acquire the balance of PPX’s equity through a tax-free unit-for-unit merger in which each unitholder of PPX will receive 0.77 newly-issued PAA common units for each Pacific Energy common unit owned, which represents a premium of 10.6% based on the closing prices of the respective common units on June 9, 2006, and a premium of 14.3% based on the 20-day average closing prices of the two partnerships. The result of the transactions will be that the general partner and limited partner interests in PPX will be extinguished, PPX will be merged into PAA and the PPX operating subsidiaries will be directly or indirectly owned by PAA. From a governance standpoint, PAA’s management team and board of directors will remain intact and run the combined company.

We are extremely excited about this transaction. In addition to being synergistic, accretive and strategic, we view this as a transforming transaction — one that we believe positions PAA for long-term stability and growth. Pacific Energy has been on our radar screen for quite some time and at or near the top of our list of large, attractive acquisition opportunities. We have been monitoring the legacy assets and businesses of Pacific since 1999 and have competed for most of the assets that Pacific has acquired in the years since its inception. As a result, we are extremely familiar with the assets and businesses of Pacific and are confident in our ability to add near-, intermediate- and long-term value through this combination for the mutual benefit of both PAA’s and Pacific’s unitholders.

In that regard, on behalf of the entire PAA team, I’d like to extend a warm welcome to those Pacific unitholders that may be listening in to the call today. We look forward to the closing of the merger and the occasion for you to truly become partners with us as we continue to build one of the preeminent MLPs in the sector.

From an industrial logic and strategic perspective, it is hard to imagine any two MLPs that fit better together than Plains and Pacific. First, combining our respective business activities will provide meaningful cost reduction synergies. Second, there are a number of complementary vertical integration opportunities with respect to our crude oil assets that will enable us to expand the number of growth opportunities available to either entity individually. Third, the transaction provides attractive functional diversification and increased exposure to external growth opportunities as well as enhanced geographic diversification within the crude oil segment. Lastly, the transaction has significant upside potential in that it will allow PAA to extend its proven business model over a broader suite of crude oil assets and also extend this business model into the refined products business.

Although the specific combination benefits of the transaction are numerous, I believe they can be summarized into the following ten categories, which are listed on slides 11 and 12:

1.              Cost savings synergies. By combining two public entities, there are a number of opportunities to eliminate or avoid the incurrence of duplicative costs.

2.              Operating synergies and efficiencies. PAA and PPX operate complementary asset bases in three areas — California, the Rocky Mountains and Canada.  It is important to note that there is minimal asset overlap in these areas.  However, because of the nature of these areas and the close proximity of our assets, there are attractive vertical integration opportunities to enhance crude oil flows and meet changing industry demands.

3.              Commercial Opportunities. PAA has a proven business model that utilizes strategically located assets, market knowledge, capital and execution skills to create value for its stakeholders. We believe that we can generate incremental value from Pacific’s assets and operations by optimizing their historically fee-based only business model using our commercial activities.

4.              Expanded Slate of Organic Growth Projects.  The combination of PAA’s pre-funded, in-progress organic growth projects with the longer lead-time projects in Pacific’s opportunity inventory extends growth visibility for several years without regard to future acquisitions.

5.              Expanded talent pool. The combination provides the opportunity to augment PAA’s existing organization with quality talent from Pacific and expand the breadth and depth of our organization.

6.              Reduced project execution risk & continued acquisition growth. As a result of PAA’s growth over the last several years, PAA has already addressed organizational challenges associated with implementing major construction projects, such as developing a sizeable engineering, operations, finance, accounting and support staff that enable it to simultaneously operate existing assets and pursue acquisitions.  By combining with PPX at this stage of its development, we believe we will be able to leverage off of PAA’s organization and avoid a duplication of these activities.  In addition, the expanded inventory of internal growth projects will provide a portfolio effect by helping to mitigate the adverse impacts of potential delays associated with any one project, such as permitting, weather, availability of materials or other factors.

7.              Increased exposure to foreign import trends. The combination of import capabilities in the Gulf Coast, West Coast and East Coast for crude oil and refined products and expanded capacity relative to imports from Canada favorably increases PAA’s exposure to tariff and fee-based activities, as well as provides the opportunity to benefit from temporal supply surpluses and interruptions.  The foreign crude oil import activities that PAA initiated in 2003 have steadily expanded and will provide complementary benefits to this expanded asset base and facilitate further expansion.

8.              Establishment of new growth platforms. The addition of Pacific’s products terminals on the West Coast and in the Northeast and the products pipeline in the Rockies will accelerate PAA’s expansion into refined products infrastructure, an initiative we announced nearly two years ago, and will position PAA to participate in the importation of foreign refined products.

9.              Reduced financing risk. PAA’s excess cash flow will contribute meaningfully to the combined entity’s equity capital requirements.  PAA has pre-funded equity and debt requirements associated with approximately $900 million of net capital projects and recent acquisitions.  Finally, the combined entity’s expanded capital base, solid credit statistics and the supportive, long-term view of PAA’s general partner owners help mitigate the capital formation risk inherent in fluctuating markets.

10.       Enhanced business profile lowers operating risk. The combination of PAA’s tariff-based pipeline business and commercial and fee-based Gathering, Marketing, Terminalling and Storage business with Pacific’s predominately tariff- and fee-based pipeline and terminalling businesses results in a stronger, more diversified and more resilient business profile for the combined company.

For these reasons, we believe this transaction offers significant benefits to each MLP’s unitholders.

At this time, I’d like to turn the floor over to Irv Toole of Pacific Energy Partners.

Toole:  Thanks, Greg, and good morning to everyone.

As I think about this transaction, I can’t help but reflect on how far we’ve come since we formed Pacific Energy in 1998. At that time, we set out to build a top tier pipeline transportation and terminalling company and I believe we have accomplished that goal. Over these past eight years, we have grown steadily through a combination of acquisitions and internal growth projects, amassing an enviable portfolio of high quality, fee-based assets and businesses. In the process, we have developed a reputation as an excellent operator of pipelines and storage facilities and maintained an exemplary environmental, health and safety record. I am extremely proud of what we have accomplished and I’d like to thank all of our employees for their hard work and sacrifices along the way that have made Pacific the solid company that it is today.

For all the reasons that Greg just listed, I am extremely excited about this transaction with Plains All American. The asset bases of the two companies complement each other nicely and are well positioned to benefit from long-term trends in the energy sector; namely, the increasing volumes of foreign imports of crude oil, refined products and LNG and the increasing value of storage assets. Significant operating and commercial synergies can be achieved by combining the asset bases, including the benefits of certain vertical integration and cost-reduction opportunities.

In addition, the sheer scale and scope of the combined company provides a solid and diversified platform for future growth.

From an economic perspective, I believe this transaction should be very attractive to Pacific unitholders. Based on the 0.77 exchange ratio and the closing unit prices of the respective MLPs on June 9, 2006, PPX unitholders are receiving a market premium of 10.6%. Based on the 20-day average closing unit prices of the respective MLPs, PPX unitholders are receiving a market premium of 14.3%. In addition, when PAA increases its annualized distribution to $3.20 per unit after the deal closes as they have indicated they will recommend to their board of directors, Pacific unitholders will receive an equivalent distribution of $2.464 per unit, which represents an increase in their annualized distribution of 8.5% over its current level of $2.27 per unit. When these two components are combined, Pacific Energy unitholders are receiving a total near-term premium of 19.1% to 22.8%, assuming a constant unit price-to-distribution yield. Going forward, as Greg will discuss in a few moments, the combined company will have one of the most visible distribution growth profiles in the MLP sector, which extends out several years and is driven by high quality internal growth projects from both companies and synergies from this transaction.  In addition, the combined company will be generating meaningful excess cash flow which can be used to reinvest in the business.

On a personal level, I am comfortable that the Pacific unitholders will be in good hands with respect to PAA’s management team. Greg, Harry and the rest of the team have been around the energy business for a long time and understand the industry fundamentals as well as anyone. I think Plains is particularly strong in the areas of transparency, disclosure and accountability to their investors. They go above and beyond the call of duty with respect to keeping investors informed of their expectations for future performance and holding themselves accountable for their results. I also believe that PAA’s general partner owners give the partnership a competitive advantage due to their long-term investor orientation and significant capital resources.

In conclusion, I believe that this transaction is truly a win-win for the unitholders of both PAA and PPX.

With that, I’ll turn it back over to Greg.

Armstrong:  Thanks, Irv.

Let me take a few moments to address the overall acquisition multiple associated with this transaction. Because this is a merger transaction that involves the acquisition of an entire business, it is difficult to calculate a specific acquisition multiple at any one point in time that accurately represents the economics of the deal, especially since the transaction involves significant internal growth projects and synergy buildup over a multi-year period.

Pacific has a unique growth profile — one that is heavily geared toward internal growth projects that will significantly increase its cash flow over the next several years.  Additionally, we expect to realize near-term synergies of approximately $30 million on an annualized basis, increasing to approximately $55 million over the next few years and further increasing to over $70 million in the outer years. I would also point out that these synergy numbers do not reflect additional benefits to PPX unitholders, such as the avoidance of certain costs, reduced execution risks and a more favorable cost of capital.

Accordingly, similar to other business acquisitions we have made, it is necessary to measure the economics of this transaction at various stages following closing.

With those thoughts in mind, as illustrated on slide 13, we calculate the near-term acquisition multiple for this transaction is approximately 13.7x, which we calculated by taking the approximately $2.4 billion transaction value, adding the $126 million of capital remaining to be spent in 2006 by Pacific Energy, and dividing that total by $184 million, which is comprised of our forecast of PPX’s stand-alone 2007 EBITDA of approximately $154 million plus $30 million of near-term synergies.

Looking farther out and taking into account the additional internal growth capital to be spent as well as the forecasted ramp-up in synergies and the cash flow build-up associated with internal growth projects, we estimate that our invested capital-to-EBITDA multiple by 2011 will approximate 9.1x. This is calculated by taking approximately $3.1 billion, which represents the current transaction value plus approximately $682 million of projected capital investment through 2011 and dividing it by projected forward-looking EBITDA of approximately $337 million.

Moreover, we estimate that multiple will continue to improve with the passage of time and we believe that there are additional upside opportunities not factored into this calculation that could further reduce this multiple.  In rough terms, an increase or decrease in EBITDA of $30 million changes the future result by a full multiple.

This transaction is the largest acquisition we have undertaken, but it has a number of similarities to our previous acquisitions of entire businesses insofar as the initial acquisition is fully priced relative to current EBITDA and will require us to successfully execute on our integration and synergy realization plan and make additional capital expenditures over a multi-year period to meet our targeted levels of accretion.

Since 1998, we have completed approximately 42 acquisitions and we have successfully employed this approach on several occasions involving the acquisition of entire businesses, as opposed to purely asset transactions. Such occasions include the acquisitions of Scurlock Permian in 1999, Murphy’s Canadian pipeline business segment and CANPET’s marketing business in 2001, the Basin Pipeline system in 2002 and the crude oil business of Link in 2004. Through our PAA/Vulcan joint venture, we acquired Energy Center Investments in 2005, which has a somewhat similar profile. In each of the first four cases, we clearly articulated a plan to achieve our acquisition economics and then successfully implemented the plan over the targeted time frame. ECI is in progress and we expect these results to be in line with our projected outcome as well.

We believe the targeted acquisition metrics for the Pacific transaction are achievable and also represent an attractive economic return for a transforming transaction of this type, especially given the stability and durability of the acquired cash flow stream and the potential incremental upside that we have not factored into this analysis.

Based upon the enhanced and extended visibility for continued cash flow growth, the expected distribution coverage and long-term accretion provided by this transaction, effective with the first quarterly distribution declared after closing the merger, we intend to recommend to our board of directors that they increase our annualized distribution to $3.20 per unit. This represents an increase of 13% over our current annualized distribution rate of $2.83 per unit.

Looking forward, subject to all the appropriate caveats associated with forward-looking information, we believe that we will be able to build off of this elevated distribution level and continue to target seven to nine percent annual distribution growth over the next several years without regard to major acquisitions. Future acquisitions would extend tenor and visibility of growth, provide additional excess cash flow to fund internal growth or supplement any unforeseen delays in internal growth projects. Importantly, we believe we will be able to maintain attractive distribution coverage levels that enable us to use cash flow in excess of distributions to fund a meaningful portion of our internal growth capital programs. This favorable outlook is underpinned by PAA’s existing excess distribution coverage, the realization of transaction synergies, the near-term contribution from PAA and PPX’s internal growth projects and the longer-term visibility provided by projects such as PAA’s investment in the Pine Prairie natural gas storage facility and PPX’s Pier 400 project, which are supported by fee-based contractual arrangements with high credit quality third parties.

I also want to highlight that PAA’s ability to make this transaction happen as well as to elevate and achieve PAA’s distribution growth and coverage objectives was significantly enhanced by the support of our general partner owners. In order to support the transaction, improve our competitive position and augment the build-up of synergies in the first few years, PAA’s general partner has voluntarily agreed to reduce their incentive distributions for a five-year period by $20 million in 2007, $15 million in 2008, $15 million in 2009, $10 million in 2010 and $5 million in 2011, assuming a year-end 2006 closing. The profile of these reductions in the general partner’s incentive distributions complements the increasing cash flow profile associated with increasing synergies and contributions from internal growth projects that come on-stream over the next five years.

As illustrated on slide 15, when these reductions in incentive distributions are added to forecasted synergies in the first few years, the effective distributable cash flow synergies from this transaction approximate $50 million per year right from the beginning and provide, for lack of a better term, a “distribution coverage and cash flow retention bridge” to not only the higher level of synergies to be realized in subsequent years, but also to the increased cash flow contributions from capital projects implemented in the early years following the merger.

This action will increase the amount of excess cash flow available to fund our organic growth projects, maintain an attractive distribution coverage ratio and support our objective of achieving a post merger distribution growth trajectory of 7% to 9% per annum. This action is a clear demonstration of our general partner’s focus on the long-term success of the partnership and its willingness to help us grow.

During the remainder of this call, we will discuss three remaining aspects of the acquisition of Pacific:

1.               The assets and businesses to be acquired and the strategic rationale for the acquisition;

2.               The expected financial performance of Pacific’s assets and businesses; and

3.               The favorable credit attributes associated with this transaction and our financing plans.

At the conclusion of our prepared remarks we will have a question and answer period, and a complete written transcript of the prepared comments will be posted on our website shortly after the completion of this call.

I will now turn the call over to Harry to discuss the strategic rationale behind this transaction as well as the expected financial performance from Pacific’s assets and businesses.

Pefanis:  Thanks, Greg.

The assets and businesses of Pacific Energy are an excellent strategic fit for PAA. In the aggregate, Pacific owns approximately:

•                  4,000 miles of crude oil pipelines;

•                  550 miles of refined products pipelines;

•                  13.5 million barrels of crude oil storage capacity; and

•                  7.5 million barrels of refined products storage capacity.

Pacific’s crude oil assets are concentrated in California, the Rocky Mountain region and Western Canada, while its refined products assets are located in the Rocky Mountain region, the San Francisco Bay area and the Philadelphia area.

In California, Pacific’s assets complement our assets nicely. They own a total of approximately 600 miles of crude oil pipelines, including two major pipelines, Line 2000 and Line 63, that transport crude oil produced in the San Joaquin Valley and OCS to refineries and terminals in the Los Angeles area and in Bakersfield. Both our All American Pipeline System and our SJV system feed into Line 2000 and Line 63, just south of Bakersfield.

In the Los Angeles area, Pacific owns 34 storage tanks with a total of approximately 9 million barrels of black oil storage capacity, which is used for crude oil and other refinery feedstocks such as gas oil. Of the 9 million barrels, 6.7 million barrels are in active commercial service and 1.5 million barrels are idle, but can be reconditioned and placed in service. The remaining capacity is used to facilitate the throughput from marine vessels and for operational purposes. These tanks are all leased to third parties under term commitments and generate fee-based income.

In the San Francisco Bay area, Pacific owns two terminals — one at Martinez and one at Richmond. In the aggregate, these two terminals are comprised of 48 storage tanks with a total of approximately 4.1 million barrels of storage capacity.  The terminals handle refined products, blend stocks and crude oil. Again, these tanks are leased to third parties under term commitments and generate fee-based income.

Lastly, Pacific is in the process of developing a new deepwater import terminal and related storage and distribution facility — known as the Pier 400 project — to handle marine receipts of crude oil and feedstocks in the Port of Los Angeles. As currently designed, Pier 400 would have an initial throughput capacity of approximately 250,000 barrels per day based on projected emissions levels and include approximately four million barrels of storage capacity. I should point out that Pacific has obtained strong support for the project from the California refineries and several have signed long-term throughput and lease agreements to support the project.

We believe that the Pacific assets in California are well positioned to benefit from the long-term supply and demand trends that exist there. According to energy consulting firm Baker & O’Brien, over the next 13 years, refinery demand for crude oil in Southern California is projected to increase by over 20%, while Southern California crude oil production and imports of Alaskan North Slope crude oil are projected to decline, resulting in a forecasted increase of more than 100% in foreign marine imports over this time period. The story is largely the same in Northern California, where refinery demand is projected to increase by about 29%, and foreign marine imports are expected to increase by over 100%.

We believe that these trends will lead to an increase in the value of storage assets in California and that Pier 400, once it is constructed, will be well positioned to benefit from the forecasted increase in foreign imports. Pacific’s asset position should also offer PAA an opportunity to expand our foreign crude oil import business activities in the West Coast. In addition, over the next several years, we believe that the flexibility of the combined pipeline and terminal asset base in California will provide additional opportunities to better serve customers by modifying the way such assets are currently being used.

The assets in Pacific’s Rocky Mountain business unit include a total of approximately 3,400 miles of pipelines and 3.1 million barrels of storage capacity. The combination of our Milk River system and Pacific’s Rangeland and Western Corridor systems are well positioned to transport Canadian crude oil directly or indirectly to PADD IV refineries. In addition, our gathering and marketing presence will be complementary to Pacific’s Salt Lake City system, their tankage at Laramie and the trucking presence in the area.  We believe that these are good, solid fee-based assets. They are in an area where demand is increasing and any declines in domestic production will be more than offset by increased movements of Canadian crude oil.

On the refined products side, Pacific owns the Rocky Mountain Products Pipeline System, which includes approximately 550 miles of pipeline in Wyoming, Colorado and South Dakota. The system originates near Casper, Wyoming and can receive product from a number of refineries in PADD IV. The system services markets in Rapid City, Denver and Colorado Springs.

Lastly, Pacific owns three refined products terminals in the Philadelphia area with an aggregate storage capacity of 3.1 million barrels. The terminals have 20 truck unloading lanes, two barge docks and a ship dock. The Philadelphia area terminals provide services and products to all the refiners in the Philadelphia harbor. These terminals are strategically located and receive product from local refineries, the U.S. Gulf Coast and New York Harbor. The terminals are connected to the Sun and Colonial pipelines, two of the major transporters of refined product to the Northeastern United States.

Let me now move on to our second topic, which is the expected financial performance from these assets.

As Greg discussed earlier, we believe the combination benefits of the transaction are numerous. Given our familiarity with Pacific’s assets, we were able to perform a “grass roots” build-up of the incremental cash flow that we believed PAA would realize as a result of combining the two entities.

For that reason, providing a specific definition of what exactly constitutes a quantifiable synergy is challenging and involves some level of subjective judgment. With that in mind, we believe the quantifiable synergies to be realized can be grouped into four distinct categories, which are depicted on slide 19:

First, we anticipate that we will be successful in achieving aggregate annual cost reductions of approximately $15 million, most of which will be realized within the first 12 months of closing.

Second, we estimate the incremental margin that can be generated through commercial opportunities and employing PAA’s business model will total approximately $39 million to $57 million per year. Approximately $16 million is expected to be realized within the first 12 months of closing and the balance will be phased-in in subsequent years. We would anticipate that we will achieve at least $39 million per year of commercial synergies by 2010 and expect that number to continue to climb to around $57 million in the 2012 to 2015 time frame. These synergies include opportunities that require capital, and other opportunities that do not require additional capital.  Non-capital synergies would include employing some of our tank strategies and moving crude oil we purchase onto PPX operated pipelines in certain areas.  The capital projects primarily include the construction of additional tanks and the forecasted EBITDA contribution is expected to primarily be fee based.  I will point out that the increasing EDITDA is due to the timing of the capital projects that total approximately $102 million and are included in the $682 million of total capital costs that Greg referred to earlier.

Third, we believe the cost of capital available to the merged entities will be measurably more attractive than that available to Pacific on its own.  Solely for illustration purposes, a 50 basis point lower cost of capital on a $682 million multi-year capital program would represent an approximate $3.4 million per year synergy due to cost of capital.

Fourth and finally, while this is extremely hard to quantify, because we have built up our staff and processes over the last few years to facilitate the pursuit of large internal growth opportunities, we believe the probability of successfully executing many of the projects is significantly enhanced by this transaction, both in terms of certainty of execution and also in terms of accelerated timing. For example, a one-year delay in a major project coming on stream that generates $30 million in annual cash flow can require the replacement of that cash flow with equity capital and the issuance of a significant number of common units.

For clarification purposes, the sum of the first two categories corresponds to the $30 million of near-term and over $70 million of outer year synergies that Greg referenced earlier. The last two categories represent avoided costs and other benefits that accrue to the benefit of PPX’s unitholder base.

PAA’s forecast for Pacific’s run-rate EBITDA entering 2007 is approximately $150 million. As shown on slide 21, incorporating PAA’s anticipated synergies and projected contributions from the development of specifically identified internal growth projects, we anticipate that Pacific’s EBITDA contribution to PAA’s consolidated results will be approximately $184 million in 2007, $244 million in 2008, $304 million in 2009, $314 million per year in 2010, $318 million per year in 2011 and $337 million in 2012.  These estimates exclude contributions from additional capital projects or synergies that may be identified once we own the assets.  In addition, these estimates also exclude non-recurring, transition type expenses typically associated with transactions of this type.

I would caution that it is very difficult to project results this far into the future and there are numerous risks and uncertainties in their realization. However, we believe these projections are representative of the results we expect to achieve and we felt that it was important to provide you with these preliminary data points in order for you to appreciate the growth trajectory of the business we are acquiring. As we have in past acquisitions, going forward we will provide updates on the cash flow ramp-up and progress on synergy realization until we lose the ability to specifically track the acquired assets once fully integrated into our operations.

In order to generate these projected results we will need to invest a total of approximately $682 million from 2006 through 2011, with the vast majority of the projects being supported by throughput agreements, lease agreements or similar contracts that ensure a reasonable level of utilization. Some of this capital will be spent by Pacific prior to closing, but we anticipate that approximately 90 - 95% of the total being spent by the end of 2008. Let me briefly give you some additional color on the major internal growth projects that are driving this increase in cash flow.

On the crude oil pipeline side, there are two major projects that Pacific has announced — the $56 million Guernsey to Cheyenne project and the $79 million Evanston to Salt Lake City project. The Guernsey to Cheyenne project is underpinned by a ten-year throughput and deficiency agreement and the Salt Lake City project is backed by ten-year volume dedications from a group of Salt Lake City area refiners. Collectively these projects are forecasted to yield an EBITDA multiple of approximately 7.0x.

On the tankage side, Pacific is scheduled to construct 1.3 million barrels of additional tankage at its Martinez terminal in California and one million barrels of additional tankage at its Paulsboro terminal in New Jersey. The majority of this tankage will be dedicated to third parties under contracts. Pacific has several other projects spread across several locations that in the aggregate will entail the reactivation or construction of another 2.2 million barrels of tankage. In total these projects will cost approximately $115 million and will generate an estimated EBITDA multiple of around 5.0x.

Lastly, Pacific’s largest internal growth opportunity is the Pier 400 project, which is estimated to cost a total of approximately $315 million, of which approximately $290 million remained to be spent as of March 31st. It should result in a projected EBITDA multiple of approximately 8.0x. This project is supported by firm capacity commitments from large California refiners; however, it has not yet received all of the required regulatory approvals. There are additional internal growth projects that have been specifically identified, but for competitive reasons cannot be disclosed at this time.

While no project is entirely certain until it is completed, I would say that we are impressed with the quality of Pacific’s projects and feel pretty good about the estimated timing of the projects. From a timing standpoint, the Pier 400 project has the highest risk of slippage given the requisite permitting and environmental issues that are involved, but we feel very good about the long-term viability of the project.

With that, I will now turn the call over to Phil.

Kramer:  Thanks, Harry. In my portion of the call, I will be addressing what we believe to be the favorable credit attributes of this transaction as well as our financing plan.

Due to the nature of this transaction, we believe that the acquisition of Pacific will strengthen our overall credit profile, especially over the medium to long-term.

Most notably, over 90% of Pacific’s revenues are derived from the fee-based activities of pipeline transportation of crude oil and refined products and leases of crude oil and refined products storage capacity. Many of their assets have multi-year contracts in place for a portion of their capacity. We believe that the combination of Pacific and PAA enhances the scale, scope and balance of PAA’s business mix and further strengthens what we believe to be a strong and resilient business profile at PAA. We currently estimate, as you can see on slide 22, that tariff and fee-based activities will comprise approximately 67% of 2007 adjusted EBITDA of the combined company and should increase over time as the Pine Prairie natural gas storage facility and Pacific’s Pier 400 project become operational. As we proceed over the next several months, we will evaluate the best way to report our segment activities and attempt to make readily available in our public filings the amount of segment profit from fee and non-fee activities.

The transaction will enhance our position in certain of our operating areas, such as California, the Rockies and Canada. It will also increase our exposure to non-depleting waterborne foreign imports and increasing production of Canadian synthetic crude oil from the oil sands. Another important credit attribute of this transaction is that it will mark our entry into the refined products business, providing us with a new growth platform underpinned by durable, fee-based assets that are well positioned to benefit from increasing demand for refined products.

Lastly, we are acquiring an attractive portfolio of internal growth projects, many of which are backed by contracts with major oil companies and refiners and are poised to benefit from long-term trends in the crude oil and refined products sectors. All in all, we believe this to be an attractive transaction from a credit perspective.

On slide 23 is a summary of the sources and uses of funds for the transaction. The approximately $2.4 billion aggregate purchase price for the transaction is comprised of:

•                  $700 million for the purchase of LB Pacific’s interests;

•                  $1.0 billion for the publicly held PPX units, based on PAA’s June 9th closing unit price;

•                  $623 million of PPX debt assumed by PAA, including the estimated fair value write-up of $22 million; and

•                  $42 million of estimated transaction costs.

Consistent with our financial growth strategy and our track record of disciplined, prudent financial management, we intend to fund at least 50% of the acquisition with equity, which equates to approximately $1.2 billion. Approximately $1.0 billion, or 88%, will be accomplished by virtue of the unit-for-unit exchange feature of the transaction and the general partner’s proportionate equity contribution. As a result, there is very little execution risk with respect to achieving the equity financing.

We will monitor the public and private equity markets for opportunities to complete the remaining equity component and may pre-fund the equity prior to closing as we have done with prior transactions and will likely do with future transactions. In any event, we have pledged to the rating agencies that we will complete our targeted equity financing no later than three months after closing the transaction.

The remaining $1.2 billion will be funded with debt, of which nearly 36% will be accomplished by PAA’s assumption of Pacific’s two issuances of senior notes having an aggregate face amount of $425 million.  The remaining $770 million of debt capital will initially be provided by either our existing revolving credit facility or short-term credit facilities to be implemented that ensure optimal liquidity and flexibility in the interim period. I should point out that at March 31, 2006, pro forma for subsequent equity and debt financings, second quarter acquisitions and the recently announced contracts to acquire pipeline assets from BP Oil Pipeline Company, we had approximately $618 million of available liquidity on our existing $1 billion credit facility, which can be expanded by $500 million, subject to additional lender commitments. On a permanent basis, we intend to fund this debt through the issuance of additional senior notes of varying maturities.

On slide 24 is a pro forma capitalization table based on the first quarter balance sheets of both partnerships. Because of the ramp-up time associated with many of Pacific’s internal growth projects as well as the combination synergies, the Long-Term Debt-to-Forward EBITDA ratio of the combined company will range between 3.6x — 3.8x. We believe this leverage ratio is in line with our target credit metrics and ratings objectives.

Along those lines, I would also point out that the assets we’re acquiring and the future capital projects are tariff and fee-based in nature and are subject to fee-based agreements that provide certainty to the cash flow. We anticipate that our EBITDA-to-Interest coverage ratio will remain in line with our targeted credit metrics. I should also point out that, as we always have, we will take the necessary steps to insure that we maintain significant committed liquidity to conduct our business during the project construction phase and EBITDA ramp-up period. As a result of our May bond offering, PAA enters this transaction with an average maturity profile of 11.9 years and nearly 100% of our long-term debt subject to fixed rate arrangements at an average interest rate of approximately 6%.

As Greg mentioned earlier, we did furnish a Form 8-K this morning that updated our guidance on a stand-alone basis for the second half of 2006 and established preliminary guidance for 2007. One of the reasons we did that was to provide a feel for what the combined entities would look like. However, we did not intend to go through our stand-alone guidance today, given that our 8-Ks are fairly self explanatory and this is a fairly long call already. For those of you that have not had an opportunity to review the 8-K yet, it is available through our website.

Before I turn it back over to Greg, I want to briefly touch on integration. We dedicate significant resources to the process of acquisition integration and almost always enlist outside experts to assist us. Our preliminary estimate for integration is that we will be able to have Pacific substantially integrated into our operations and systems within six months of closing. Once we clear HSR, we should be able to get a better feel and a head start on planning such that we can possibly improve on the six-month time frame.

On a somewhat related topic, I want to alert you to the fact that our operating and financial results for the first couple of quarters after closing may have some noise in them as certain non-recurring transaction-related costs and integration and transition expenses run through our income statement. As has become our practice, we will do our best to identify and spike out the impact of any such costs so that you can evaluate the recurring cash flow and earnings capacity of the underlying business.

With that, I’ll now turn the call back over to Greg for his closing comments.

Armstrong:  Thanks, Phil.

We are extremely excited about this transaction and believe that it is the ideal next step in the continuing evolution of Plains All American. We expect to file a joint proxy statement within the next 30 to 40 days that will include a full description of the transaction.  As many of you are aware, at PAA we are not shy about answering difficult questions.  However, there are specific rules governing what we can say in a merger transaction, so our answers today may be limited by these rules as well as our confidentiality agreements with Pacific and its general partner.

Before we open it up for questions, I’d like to personally thank the management teams, boards of directors, general partners owners, financial, legal and accounting advisors and other involved parties for Pacific Energy, LB Pacific and Plains. It was through their hard work and dedication that we were able to make this important announcement today.

On a special note, I would also like to thank Irv Toole for joining us on the call today. As many of you know, Irv announced in mid-April that he would be retiring from Pacific Energy after a 40-year career in the pipeline business. I can’t think of a more appropriate way for Irv to conclude his career than to have played an active role in combining these two great companies. All of us at Plains have the utmost respect for what he has accomplished and wish him well in his future endeavors.

That wraps up the items on our agenda and we’d like to thank you all for your participation in today’s call.  Due to the SEC regulations surrounding a merger of this type, the audio replay of this call and the Q&A transcript will not be available until tomorrow in order to allow for enough time to transcribe the content and meet our required filing obligations. However, a complete written transcript of the prepared comments for this call will be posted on our website at www.paalp.com very shortly.

Operator, at this time, please open the call up for questions.

Non-GAAP Reconciliation

(In millions of dollars)

PAA Stand-Alone Projections	2006G

Adjusted EBITDA	$466
Selected items impacting comparability	(32)
EBITDA	435
Depreciation and amortization	(92)
Interest expense	(73)
Net Income	$269

Adjusted Net Income	301
Selected items impacting comparability	(32)
Net Income	$269

Note: PAA 2006G is based on  the mid-point of the guidance range for 2006 provided via form 8-K on June 12, 2006. EBITDA is a non-GAAP financial measure most directly comparable to net income.